**Exhibit 4**. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity and automotive markets.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.
- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.
- Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

**********************************

Attached are the following:

(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

# S&P Global Inc.
## List of Subsidiaries
### April 12, 2024

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

| Subsidiaries | State or Jurisdiction of Incorporation |
| --- | --- |
| 451 Research, LLC | Delaware, United States |
| Agra CEAS Consulting Bureau Européen de Recherches S.A | Belgium |
| Agra Ceas Consulting Limited | United Kingdom |
| AMM Holding Corp. | Delaware, United States |
| Asia Index Private Limited | India |
| automotiveMastermind, Inc. | Delaware, United States |
| BBHCP CTI Holdco, LLC | Delaware, United States |
| Bentek Energy LLC | Colorado United States |
| BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores | Colombia |
| Bridge to India Energy Private Limited | India |
| Cappitech Regulation Ltd | Israel |
| Carfax Advisory Services LLC | Delaware, United States |
| Carfax Canada ULC | Canada |
| Carfax Europe GmbH | Germany |
| CARFAX HISTORIAL DE VEHICULOS SL | Spain |
| Carfax Italia S.R.L. | Italy |
| Carfax Nederland B.V. | Netherlands |
| Carfax Polska sp. z o.o. | Poland |
| Carfax Sverige AB | Sweden |
| Carfax, Inc. | Pennsylvania, United States |
| ChartIQ Inc. | Delaware, United States |
| Coalition Development Limited | United Kingdom |
| Coalition Development Singapore Pte. Ltd. | Singapore |
| Commodity Flow Limited | United Kingdom |
| Compliance Technologies International, LLC | Delaware, United States |
| CoreOne Technologies - DeltaOne Solutions Inc. | California, United States |
| CoreOne Technologies Holdings LLC | Delaware, United States |
| Coreone Technologies LLC | Delaware, United States |
| CoreOne Technologies-Deltaone Solutions Limited | United Kingdom |
| CorrectNet LLC | Delaware, United States |
| CRISIL ESG Ratings & Analytics Limited | India |
| CRISIL Irevna UK Limited | United Kingdom |
| Crisil Irevna Argentina S.A. | Argentina |
| CRISIL Irevna Australia Pty Ltd | Australia |
| CRISIL Irevna Information Technology (Hangzhou) Company Ltd. | China |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| CRISIL Irevna Information Technology Colombia S.A.S. | Colombia |
| CRISIL Irevna Poland Sp z o.o. | Poland |
| CRISIL Irevna US LLC | Delaware, United States |
| CRISIL Limited | India |
| CRISIL Ratings Limited | India |
| CSM Asia LLC | Delaware, United States |
| CSM Worldwide Korea Yuhan Hoesa | Korea, Republic of |
| Data Logic Services Corp. | Texas, United States |
| DeriveXperts Limited | United Kingdom |
| DeriveXperts SAS | France |
| DJI OpCo, LLC | Delaware, United States |
| Energy Publishing Pty Limited | Australia |
| Global Mapping Strategies, Inc. | Michigan, United States |
| Greenwich Associates Japan K.K. | Japan |
| Greenwich Associates Singapore Pte. Ltd. | Singapore |
| Greenwich Associates UK Limited | United Kingdom |
| Grupo SPGI Mexico, S. de R.L. de C.V. | Mexico |
| Grupo Standard & Poor's S. de R.L. de C.V. | Mexico |
| H. Woodward & Son Limited | United Kingdom |
| Hemscott Americas, Inc. | Delaware, United States |
| Hemscott Limited | United Kingdom |
| IHS (Beijing) Trading Company Limited | China |
| IHS Australia Pty. Limited | Australia |
| IHS EMEA Holding SRL | Barbados |
| IHS Global (Malaysia) Sdn. Bhd. | Malaysia |
| IHS Global (Thailand) Limited | Thailand |
| IHS Global AB | Sweden |
| IHS Global ApS | Denmark |
| IHS Global AS | Norway |
| IHS Global Colombia S.A.S. | Colombia |
| IHS Global FZ-LLC | United Arab Emirates |
| IHS Global GmbH | Germany |
| IHS Global Holding LLC | Delaware, United States |
| IHS Global Inc. | Delaware, United States |
| IHS Global Information Spain SL | Spain |
| IHS Global Investments GmbH | Switzerland |
| IHS Global Investments Limited | United Kingdom |
| IHS Global Investments LLC | Delaware, United States |
| IHS Global Limited | United Kingdom |
| IHS Global Limited Liability Company | Belarus |
| IHS Global Limited LLC | Qatar |
| IHS Global Private Limited | India |
| IHS Global Pte. Ltd. | Singapore |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| IHS Global S.R.L. | Italy |
| IHS Global SAS | France |
| IHS Global sp. z o.o. | Poland |
| IHS Global Taiwan Ltd. | Taiwan (Province of China) |
| IHS Group Holdings Limited | United Kingdom |
| IHS Herold Inc. | Connecticut, United States |
| IHS Holding Inc. | Delaware, United States |
| IHS Hong Kong Limited | Hong Kong |
| IHS Inc. | Delaware, United States |
| IHS Informacoes E Insight LTDA | Brazil |
| IHS Information & Insight (Proprietary) Limited | South Africa |
| IHS International Holdings Limited | United Kingdom |
| IHS Markit Agribusiness Brazil Ltda. | Brazil |
| IHS Markit Agribusiness UK Limited | United Kingdom |
| IHS Markit Agribusiness US LLC | Delaware, United States |
| IHS Markit Asia Pte. Ltd. | Singapore |
| IHS Markit Benchmark Administration Limited | United Kingdom |
| IHS Markit Canada ULC | Canada |
| IHS Markit Equity Investments Limited | United Kingdom |
| IHS Markit Global Holding Inc. | Delaware, United States |
| IHS Markit Global Investments Limited | United Kingdom |
| IHS Markit Global Limited | United Kingdom |
| IHS Markit Global LLC | Delaware, United States |
| IHS Markit Global Sàrl | Switzerland |
| IHS Markit Global SRL | Barbados |
| IHS Markit Group (Australia) Pty Limited | Australia |
| IHS Markit Group (Hong Kong) Limited | Hong Kong |
| IHS Markit Group Equity Limited | United Kingdom |
| IHS Markit Group Holdings | United Kingdom |
| IHS Markit Healthcare Trustee Limited | United Kingdom |
| IHS Markit Holdings 2 Limited | United Kingdom |
| IHS Markit Holdings Limited | United Kingdom |
| IHS Markit Investments Limited | United Kingdom |
| IHS Markit Japan GK | Japan |
| IHS Markit Kazakhstan Limited Liability Partnership | Kazakhstan |
| IHS Markit Korea Ltd. | Korea, Republic of |
| IHS Markit KY3P LLC | Delaware, United States |
| IHS Markit KYC Services Limited | United Kingdom |
| IHS Markit Lending 1 | United Kingdom |
| IHS Markit Lending 2 Limited | United Kingdom |
| IHS Markit Ltd. | Bermuda |
| IHS Markit North America Holdings Inc. | Delaware, United States |
| IHS Markit UK Investments Limited | United Kingdom |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| IHS Markit UK Services Limited | United Kingdom |
| IHS Markit US Holdings Ltd. | Bermuda |
| IHSM EMEA Investment Ltd. | United Kingdom |
| IHSM Funding Singapore Ltd | United Kingdom |
| IHSM Global Holdings Ltd. | United Kingdom |
| IHSM Holdings Germany Ltd | United Kingdom |
| IHSM Holdings UK Ltd | United Kingdom |
| IHSM Investment UK Ltd | United Kingdom |
| iLevel Solutions LLC | Delaware, United States |
| Information Handling Services (Malaysia) Sdn Bhd | Malaysia |
| Information Handling Services Mexico, SA de CV | Mexico |
| Information Mosaic Limited | Ireland |
| Ipreo (Proprietary) Limited | South Africa |
| Ipreo Data Inc. | Delaware, United States |
| Ipreo Holdings LLC | Delaware, United States |
| Ipreo Hong Kong Limited | Hong Kong |
| Ipreo InSite, Inc. | Delaware, United States |
| Ipreo Limited | United Kingdom |
| Ipreo LLC | Delaware, United States |
| Ipreo UK Holdings Ltd | United Kingdom |
| Ipreo US LLC | Delaware, United States |
| Iredell Holdco 1 LLC | Delaware, United States |
| iSuppli Asia Limited | Hong Kong |
| JOC Group Inc. | Delaware, United States |
| Kensho Technologies, LLC | Delaware, United States |
| Macroeconomic Advisers, LLC | Missouri, United States |
| Macroeconomic Consultants, Inc. | Missouri, United States |
| Market Scan Information Systems, Inc. | California, United States |
| Markit CTI Holdings LLC | Delaware, United States |
| Markit India Services Private Limited | India |
| Markit Indices GmbH | Germany |
| Markit N.V. | Netherlands |
| Markit North America, Inc. | Delaware, United States |
| Markit On Demand, Inc. | Delaware, United States |
| Markit Securities Finance Analytics Inc. | Delaware, United States |
| Markit Securities Finance Analytics Limited | United Kingdom |
| Markit Valuation Services Limited | United Kingdom |
| Markit WSO Corporation | Texas, United States |
| MarkitOne Holdings LLC | Delaware, United States |
| Panjiva, Inc. | Delaware, United States |
| Peter Lee Associates Pty. Limited | Australia |
| Petroleum Industry Research Associates Inc. | New York, United States |
| Platts (U.K.) Limited | United Kingdom |

| Subsidiaries | State or Jurisdiction of Incorporation |
| --- | --- |
| Platts Benchmarks B.V. | Netherlands |
| Platts Information Consulting (Shanghai) Co., Ltd. | China |
| PointLogic LLC | Maryland, United States |
| Polk Carfax, Inc. | Michigan, United States |
| Premier Data Services, Inc. | Delaware, United States |
| Private Market Connect LLC | Delaware, United States |
| PT IHS Markit Indonesia | Indonesia |
| Purvin & Gertz LLC | Texas, United States |
| R.L. Polk & Co. | Delaware, United States |
| R.L. Polk Australia Pty Ltd | Australia |
| Rushmore Associates Limited | United Kingdom |
| S & P India LLC | Delaware, United States |
| S&P Argentina LLC | Delaware, United States |
| S&P Capital IQ (India) Private Limited | India |
| S&P DJI Beijing Holdings LLC | Delaware, United States |
| S&P DJI Netherlands B.V. | Netherlands |
| S&P Dow Jones Indices LLC | Delaware, United States |
| S&P Global Alpha GmbH | Germany |
| S&P Global Asia Pacific LLC | Delaware, United States |
| S&P Global Asian Holdings Pte. Ltd. | Singapore |
| S&P Global Australia Pty Ltd | Australia |
| S&P Global Austria GmbH | Austria |
| S&P Global Belgium SRL | Belgium |
| S&P Global Beta Limited | United Kingdom |
| S&P Global Canada Corp. | Canada |
| S&P Global Capital Limited | United Kingdom |
| S&P Global Commodities UK Limited | United Kingdom |
| S&P Global Company Limited | Saudi Arabia |
| S&P Global Delta Limited | United Kingdom |
| S&P Global Enterprises Limited | United Kingdom |
| S&P Global Epsilon Limited | United Kingdom |
| S&P Global Equities SRL | Barbados |
| S&P Global Eta LLC | Delaware, United States |
| S&P Global Europe SRL | Barbados |
| S&P Global European Holdings LLC | Delaware, United States |
| S&P Global European Holdings Luxembourg S.à r.l. | Luxembourg |
| S&P Global Evaluations Limited | United Kingdom |
| S&P Global Finance Luxembourg S.à r.l. | Luxembourg |
| S&P Global Financial Limited | United Kingdom |
| S&P Global France SAS | France |
| S&P Global Gamma Limited | United Kingdom |
| S&P Global Germany GmbH | Germany |
| S&P Global Holdings LLC | Delaware, United States |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| S&P Global Holdings Luxembourg S.à r.l. | Luxembourg |
| S&P Global Holdings UK Limited | United Kingdom |
| S&P Global Index Information Services (Beijing) Co., Ltd | China |
| S&P Global Indices Netherlands B.V. | Netherlands |
| S&P Global Indices UK Limited | United Kingdom |
| S&P Global Informacoes do Brasil Ltda. | Brazil |
| S&P Global International Holdings Limited | United Kingdom |
| S&P Global International LLC | Delaware, United States |
| S&P Global Investments SRL | Barbados |
| S&P Global Iota LLC | Delaware, United States |
| S&P Global Italy S.r.l | Italy |
| S&P Global Kappa LLC | Delaware, United States |
| S&P Global Korea Inc. | Korea, Republic of |
| S&P Global Limited | United Kingdom |
| S&P Global Market Intelligence (DIFC) Limited | United Arab Emirates |
| S&P Global Market Intelligence Argentina SRL | Argentina |
| S&P Global Market Intelligence Inc. | Delaware, United States |
| S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd. | China |
| S&P Global Market Intelligence LLC | Delaware, United States |
| S&P Global MI Information Services (Beijing) Co., Ltd. | China |
| S&P Global Netherlands B.V. | Netherlands |
| S&P Global Pakistan (Private) Limited | Pakistan |
| S&P Global Philippines Inc. | Philippines |
| S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo | Argentina |
| S&P Global Ratings Australia Pty Ltd | Australia |
| S&P Global Ratings Europe Limited | Ireland |
| S&P Global Ratings Hong Kong Limited | Hong Kong |
| S&P Global Ratings Japan Inc. | Japan |
| S&P Global Ratings Maalot Ltd. | Israel |
| S&P Global Ratings Management Service (Shanghai) Co., Ltd. | China |
| S&P Global Ratings Singapore Pte. Ltd. | Singapore |
| S&P Global Ratings UK Limited | United Kingdom |
| S&P Global Ratings, S.A. de C.V. | Mexico |
| S&P Global Regional Headquarters Company | Saudi Arabia |
| S&P Global Romania S.R.L. | Romania |
| S&P Global SF Japan Inc. | Japan |
| S&P Global Shades of Green AS | Norway |
| S&P Global Sweden AB | Sweden |
| S&P Global Switzerland SA | Switzerland |
| S&P Global Technology Resources (India) LLP | India |
| S&P Global Theta Limited | United Kingdom |
| S&P Global UK Holdings LLC | Delaware, United States |

| Subsidiaries | State or Jurisdiction of Incorporation |
| --- | --- |
| S&P Global UK Limited | United Kingdom |
| S&P Global Valuations Limited | United Kingdom |
| S&P Global Ventures Inc. | Delaware, United States |
| S&P Global Zeta Limited | United Kingdom |
| S&P OpCo, LLC | Delaware, United States |
| S&P Ratings (China) Co., Ltd. | China |
| S&P Trucost Limited | United Kingdom |
| Shanghai Panjiva Business Consulting Co., Ltd. | China |
| SNL Financial Australia Pty Ltd | Australia |
| SNL Financial ULC | Canada |
| SP Global Financial Iberia, S.L., Unipersonal | Spain |
| SPDJ Singapore Pte. Ltd. | Singapore |
| SPDJI Holdings, LLC | Delaware, United States |
| Standard & Poor's Financial Services LLC | Delaware, United States |
| Standard & Poor's International Services LLC | Delaware, United States |
| Standard & Poor's International, LLC | Delaware, United States |
| Standard & Poor's Ratings do Brasil Ltda | Brazil |
| Standard & Poor's South Asia Services Private Limited | India |
| Standard & Poor's, LLC | Delaware, United States |
| Taiwan Ratings Corporation | Taiwan (Province of China) |
| The Climate Service, Inc. | Delaware, United States |
| The Transaction Auditing Group, Inc. | Nevada, United States |
| Thinkfolio (Pty) Ltd | South Africa |
| Thinkfolio Ltd | United Kingdom |
| Tradenet Commercial Networking Limited | United Kingdom |
| TRIS Corporation Limited | Thailand |
| TRIS Rating Co., Ltd[1] | Thailand |
| TruSight Solutions LLC | Delaware, United States |
| TTN Polska sp. z o.o. | Poland |
| Visallo, LLC | Delaware, United States |

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

# S&P Global Ratings Managerial Structure

**February 29, 2024**


President
Global Head of Ratings Services
Global Head, Practices
Regional Practice Leads – Americas 4
Regional Practice Leads – EMEA 4
Regional Practice Lead – Asia Pacific 4
Head of Sovereign & International Public Finance
Global Chief Economist
Global Head of Analytical Research & Development
Global Head, Global Analytics & Methodologies
Global Head of Analytical Business Operations & Controls
Global Head of Analytical Experience
Chief of Staff
Chief Commercial Officer
Regional Sales Heads
Global Head of Marketing
Global Head of Market Outreach
Global Chief Decentralized Finance Officer
Global Head of Commercial Strategy, Product & Operations
Global Head of Customer Success & Sales Development
Global Chief Risk & Compliance Officer
DCO – Americas & EMEA
CCO – APAC & India
Global Head of Regulatory Coordination
Global Head of Control, Monitoring & Examinations
Chief Matrix Officer
Global Head of Analytic Quality & Validation
Global Head of Risk & Internal Control
Ratings Chief Technology Officer
Chief Financial Officer 1
SVP of People 1
Head of Ratings Communications 1
General Counsel 1
MD, CEO CRISIL 2
SVP & Chief Auditor S&P Global 3

1 Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2 For administrative purposes only. CRISIL is not a part of the NRSRO.
3 Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
4 Includes Corporates, Structured Finance, Financial Services, and Governments

S&P Global Ratings

S&P Global Ratings 1

# S&P Global Ratings Departments

February 29, 2024

**S&P Global** Ratings

- Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls [4]
  - Corporates
  - Financial Services
  - Governments [3]
  - Structured Finance
  - Global Analytics & Methodologies
  - Economics
  - Analytical Research & Development
  - Analytical Business Operations & Controls
  - Analytical Experience
- Commercial
  - Sales
  - Marketing
  - Market Outreach
  - Decentralized Finance
  - Product, Strategy & Operations
  - Customer Success & Sales Development
- Compliance & Risk
- Ratings Technology
- People [1]
- Finance & Strategy [1]
- Legal & Regulatory Affairs [1]
- Communications [1]

- Internal Audit [2]

1. Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2. Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
3. Includes Sovereigns, International Public Finance and U.S. Public Finance
4. The practice areas are organized along regional/geographic lines, comprising EMEA, APAC and the Americas.



**S&P Global** Ratings

# S&P Global Ratings

**NRSRO entities are shaded in blue.**
**Dated as of February 12, 2024**

**S&P Global Ratings (formerly named Standard & Poor's Ratings Services)** - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Holdings LLC3
S&P Global International LLC3
S&P Global Ratings Maalot Ltd
S&P India LLC 3
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's South Asia Services Private Limited 7
93.97%
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores 2
S&P Global Ratings, S.A. de C.V.
99%
Grupo Standard & Poor's S de RL de C.V. 6
S&P Global European Holdings Luxembourg S.a.r.l 3
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings UK Limited
S&P Global Ratings Europe Limited 5
S&P Ratings (China) Co., Ltd.
S&P Global Asian Holdings Pte. Limited 3
CRISIL Limited 1
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
5%
TRIS Corporation Limited 3
51%
TRIS Rating Co. Ltd.
49%
S&P Global Ratings Management Service (Shanghai) Co., Ltd
S&P Argentina LLC 3
0.03%
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo
99.97%


[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.72%.

[2] The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (2%), Standard & Poor's International Services LLC (2%), Standard & Poor's International, LLC (1.02%), and S&P Global International LLC (1.02%).

[3] Holding company

[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

[7] Held 0.01% by S&P India LLC and 99.99% by S&P Global Inc.

S&P Global Ratings